Exhibit 99.1

      NEWS RELEASE

                                         December 22, 2015                                                                                                                                                                                     Release 05-2015

WESTERN COPPER AND GOLD ADVANCES PERMITTING

VANCOUVER, B.C. Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") (TSX: WRN; NYSE MKT: WRN) is pleased to announce that its wholly-owned subsidiary, Casino Mining Corp., has submitted the second Supplementary Information Report for the Casino Project to the Yukon Environmental and Socio-economic Board.

The Company submitted its second supplemental information report as required by the Yukon Environmental and Socio-economic Assessment Act ("YESAA") process on December 18, 2015.  Including the most recent submission, and at this point in the YESAA process, the total application submitted represents over 14,000 pages of information and over three years of engagement with regulatory agencies and Federal, Territorial and First Nation Governments.
In addition to the significant body of technical work submitted with the YESAA application, the Company has voluntarily initiated a number of programs outside of the YESAA process to ensure continued and expanded technical and community input into the project.  These programs include:
•	Creating working groups to discuss matters related to the tailing management facility and wildlife;
•	Committing to ongoing review of the tailings management facility by an Independent Engineering Review Panel;
•	Joining the Mining Association of Canada, which commits Western to following the Towards Sustainable Mining Initiative; and
•	Becoming a signatory to the International Cyanide Code.
The purpose of the assessment process is to incorporate concerns, views and mitigation from a broad range of stakeholders into the project plan.  In Western's view, this process is limited until the screening phase begins.  It hopes that the latest supplemental information report will be sufficient to begin the screening phase of the assessment process.

On behalf of the board,

"Dale Corman"
Dale Corman
Chairman and Chief Executive Officer

For more information, please contact Paul West-Sells, President and COO or Chris Donaldson, Corporate Development at 604.684.9497, or by email at info@westerncopperandgold.com.

TSX: WRN
NYSE MKT: WRN

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations and market conditions in future periods.  Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding anticipated results or market conditions. Readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); market value of the Company's common shares; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates; exploration results; continued availability of capital and financing; construction and operations; the Company not experiencing unforeseen delays, unexpected geological or other effects; permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements  due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposit; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.